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Metropolitan Life Insurance Company
200 Park Avenue
New York, NY 10166

VIA EDGAR TRANSMISSION
----------------------

July 30, 2012

Min Oh, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

RE: POST-EFFECTIVE AMENDMENT NO. 5 TO THE REGISTRATION STATEMENT ON FORM N-4 METROPOLITAN LIFE SEPARATE ACCOUNT E
     METROPOLITAN LIFE INSURANCE COMPANY
     (FILE NOS. 811-04001 AND 333-176654 (METLIFE PREFERENCE PREMIER))

Dear Mr. Oh:

Metropolitan Life Insurance Company (the "Company"), on its own behalf and on behalf of Metropolitan Life Separate Account E (the "Separate Account"), provide this letter in response to oral comments provided by the staff of the U.S. Securities and Exchange Commission (the "Commission") on July 17, 2012, with respect to the above referenced Post-Effective Amendment to the Separate Account's registration statement.

The Company acknowledges that:

     . Commission staff comments or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff does not foreclose the Commission from taking any action with respect to the filing;

     . the Company, on behalf of the Separate Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

     . the Company, on behalf of the Separate Account, may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

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Min Oh, Esq.
July 30, 2012
Page 2


If you have any questions or further comments, please call the undersigned at
(212) 578-0367 or Tom Conner at (202) 414-9208.

Sincerely,


/s/ Paul G. Cellupica
----------------------------------------
Paul G. Cellupica
General Counsel

cc:  W. Thomas Conner, Esq.
     Myra Saul, Esq.
     Trina Sandoval, Esq.